[Letterhead of First Federal Bankshares, Inc.]

July 14, 2006

Mr. John P. Nolan
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 4561
Washington, DC 20549

Re: First Federal Bankshares, Inc.
      File Number: 000-25509

Dear Mr. Nolan:

     Thank you for your inquiry dated June 16, 2006, regarding certain disclosures in recently filed Forms 10-K and 10-Q of First Federal Bankshares, Inc. (NASDAQ: FFSX). I would also like to express my appreciation for the verbal extension of time that Mr. John Spitz of your office granted us to respond to your inquiry.

Following is the information that you requested:

Timeline of Facts and Circumstances
-----------------------------------

     Fiscal Year Ended June 2005--During this period multiple loans totaling $4.2 million to Borrower A, a commercial electrical contractor, were restructured and were added to FFSX's classified assets. Because of lingering doubts regarding Borrower A's ability to meet its obligations even after the restructuring, a specific loss allowance of $2.3 million was established based on the estimated liquidation value of the collateral (refer "Source of Collateral-Based Information," below, for additional discussion). The $4.2 million loan and related loss allowance of $2.3 million supported the amounts referenced in the discussion on page 7 of Form 10-K dated, September 13, 2005. The restructured loan to Borrower A was not included in non-performing assets and was not charged-off as of the fiscal year-end because the borrower had met the terms of the restructuring as of that date. In addition, management was not certain at that time that additional future restructurings would be necessary, so charge-off of all or a portion of the allowance was not considered necessary or appropriate at that time.

     Nine-Months Ended March 2006--Despite $0.4 million in payments that reduced Borrower A's outstanding loan obligation to $3.8 million during this period, the borrower was unable to honor the terms of the restructuring. A second restructuring was initiated during this period which reduced the borrower's obligation to $2.7 million and triggered a $1.1 million charge-off against the previously established loss allowance. The restructured loan amount, as well as the resulting charge-off, was based on discussions with the borrower, current and projected financial information provided by the borrower, and management's judgment. The remaining loss allowance of $1.2 million ($2.3 million original amount less the $1.1 million charge-off) remained appropriate given continued doubts about the borrower's ability to meet its obligations under the second restructuring and the estimated liquidation value of the collateral. In addition, the restructured loan was placed on non-accrual and was included in non-performing assets during the period. In addition to this loan, an unrelated $1.1 million loan to Borrower B, a commercial earth-moving contractor, was placed on non-accrual and was included in non-performing assets during this period. These two loans ($2.7 million from Borrower A and $1.1 million from Borrower B) were the principal reasons non-performing assets increased during the nine-months ended March, 2006, and were intended to support the $4.3 million cited on page 11 of Form 10-Q filed on May 10, 2006. Unfortunately, an error in drafting the Form 10-Q caused the amount to be disclosed as $4.3 million rather than $3.8 million. In addition, the charge-off disclosed as $1.4 million in the same sentence should have only been $1.1 million. Furthermore, the sentence was awkwardly structured because the reader may be led to believe that the charge-off amount should be subtracted from the loan amount cited in the sentence to arrive at the explanation for the dollar increase in non-performing assets during the period. This, of course, would not be correct because the loan amount cited in the sentence is already net of the charge-off. These errors are regrettable, but were not noted until research was conducted for this response. Management does not believe these errors are significant or that they were materially misleading to any readers of the Form 10-Q. Furthermore, the errors had no impact on any other disclosures or financial information contained in the document.

     Current Status--During the quarter ended June 2006, the loan relationship with Borrower A was restructured for a third time as a result of continued difficulties in the relationship, as well as directives from FFSX's new CEO and new CFO to resolve this troubled relationship (the former was hired in January 2006 and the latter in April 2006). The restructured loan amount of $1.8 million was based on discussions with the borrower, current and projected financial information provided by the borrower, and management's judgment. This third restructuring triggered an additional charge-off of $0.9 million which will be reported in a future filing with the SEC. The remaining allowance of $0.3 million ($1.2 million at the beginning of the quarter less the $0.9 million charged-off) remains appropriate given continued doubts about the borrower's ability to meet its obligations under the third restructuring and the value of the collateral. However, it should be noted that Borrower A remains an "operating entity" and has returned to profitability during the first four months of calendar 2006. Therefore, it is possible Borrower A may be able to meet the terms of the third restructuring. As a result, an additional charge-off is not considered appropriate at this time. In addition, recovery of the remaining loss allowance of $0.3 million is not considered appropriate given the limited amount of time over which the borrower has demonstrated profitable operations, as well as the inherent nature of the collateral. The restructured loan will remain classified and will remain on non-accrual until the borrower establishes a longer track record of profitable operations, as well as a satisfactory repayment history.

Source of Collateral-Based Information
--------------------------------------

     Collateral supporting the restructured loan to Borrower A consists of a mix of real estate, inventory, accounts receivable, and equipment. Throughout the workout of this troubled relationship, collateral valuations have been based on original or updated appraisals, financial information provided by the borrower, and physical inspections by FFSX personnel, with appropriate liquidation discounts applied based on management's experience and judgment. The value of the collateral has fluctuated only modestly during the period and primarily in response to the borrower's continued operations. You may have noted in this discussion, however, that the liquidation value of the collateral declined from $1.9 million to $1.5 million between the first and second loan restructurings.
This occurred because the borrower funded the previously mentioned loan repayments of $0.4 million primarily through a liquidation of the underlying collateral (i.e., accounts receivable and inventory).

                                    * * * * *

     I hope this response  addresses  your  concerns.  Please do not hesitate to
contact  me  at  712-277-0222  or   mdosland@firstfederalbank.com  if  you  have
additional questions or concerns.

Sincerely,


/s/ Michael W. Dosland
----------------------
Michael W. Dosland
President and Chief Executive Officer

cc:   Mr. John Spitz, SEC
      Registrant Legal Counsel
      Registrant Independent Auditors
      Registrant Board Audit Committee

                                       3